UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR
__	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN
DECEMBER 31, 2014 AND 2013

*Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Pfizer Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedules of Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2014, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedules of Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2014, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 17, 2015

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2014 and 2013

	December 31,
(thousands of dollars)	2014	2013

Assets:
Investments, at fair value:
Pfizer Inc. common stock	$1,894,613	$1,939,071
Zoetis Inc. common stock	-	8,780
Pfizer Inc. preferred stock	55,049	62,759
Common/collective trust funds	4,579,969	3,977,659
Mutual funds	2,989,766	3,046,080
T. Rowe Price Stable Value Fund	1,463,223	1,550,942
Total investments, at fair value	10,982,620	10,585,291

Receivables:
Participant contributions	7,899	8,628
Company contributions	53,357	19,071
Notes receivable from participants	79,039	77,051
Securities sold	3,321	5,012
Interest and other	155	46
Total receivables	143,771	109,808
Total assets	11,126,391	10,695,099

Liabilities:
Investment management fees payable	244	407
Other	-	84
Total liabilities	244	491

Net assets available for plan benefits before adjustment	11,126,147	10,694,608

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(35,074)	(35,970)

Net assets available for plan benefits	$11,091,073	$10,658,638

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2014 and 2013

	Year Ended December 31,
(thousands of dollars)	2014	2013

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation in investments	$562,893	$1,749,025
Pfizer Inc. common stock dividends	65,464	64,570
Pfizer Inc. preferred stock dividends	1,894	2,210
Interest income	42,366	48,222
Dividend income from other investments	39,545	29,221
Total investment income	712,162	1,893,248
Interest income from notes receivable from participants	3,231	3,397
Less: Investment management, redemption and loan fees	(1,243)	(1,026)

Net investment and interest income	714,150	1,895,619

Contributions:
Participant	326,853	334,982
Company	160,347	152,954
Rollovers into the Plan	75,859	55,766
Total contributions	563,059	543,702
Total additions, net	1,277,209	2,439,321

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	806,833	862,298
Rollovers out of the Plan	37,941	28,261
Total deductions, net	844,774	890,559

Net increase	432,435	1,548,762

Transfers into the Plan	-	140,095
Transfers out of the Plan	-	(654,151)

Net assets available for plan benefits:
Beginning of year	10,658,638	9,623,932
End of year	$11,091,073	$10,658,638

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

1.	Description of the Plan

The following description of the Pfizer Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Company or Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

On June 24, 2013, the Plan Sponsor completed the full disposition of its Animal Health business. The full disposition was completed through a series of steps, including, in the first quarter of 2013, the formation of Zoetis Inc. (Zoetis) and an initial public offering of an approximate 19.8% interest in Zoetis and, in the second quarter of 2013, an exchange offer for the remaining 80.2% interest. In connection with the exchange offer, participants holding Pfizer common stock units within the Plan were offered the opportunity to exchange all or a portion of their Pfizer common stock units held in the Plan for units of Zoetis common stock under a new Zoetis Stock Fund within the Plan. At the close of business on June 25, 2014, the fiduciary and investment manager of the Zoetis Stock Fund, Evercore Trust Company, N.A. (Evercore), directed the Northern Trust Company (Northern Trust), the Plan’s trustee, to liquidate the shares of Zoetis common stock in the Zoetis Stock Fund. Once the sale of the Zoetis common stock was completed, Evercore directed Fidelity Management Trust Company (Fidelity), the Plan’s record keeper, to transfer the remaining assets in the Zoetis Stock Fund to each participant’s Qualified Default Investment Alternative (QDIA) fund, which is a Vanguard Target Retirement Trust Plus Fund based on the participant’s year of birth. This transaction was completed on July 1, 2014.

Plan Administration

The Savings Plan Committee of the Plan Sponsor monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers, and other service providers to the Plan, and (ii) the investment activity and performance of the Plan.

Administrative Costs

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan’s administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan’s investment options. Investment management or related fees associated with certain investment fund options, fees associated with loans and in-service withdrawals (for active participants), and check fees (for separated participants) are paid by participants.

Contributions

Participants may contribute up to 30% of their eligible compensation on a before-tax basis, an after-tax basis, or a combination of both. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

Effective April 1, 2014, Company matching contributions are deposited into the Plan each quarter, rather than on each pay date. In addition, generally participants must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined as age 55 with 10 years of service or age 65), death, or disability, such participant may still receive the match. In January 2015, the Company funded the fourth quarter 2014 Company matching contributions in the amount of approximately $25 million.

Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that may be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

The Plan includes a Roth 401(k) contribution option which allows participants to contribute after-tax dollars into a Roth 401(k) account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered “qualified Roth distributions” under the Code, such distributions are not subject to taxes. Beginning on January 1, 2012, if a participant has contributions in the Plan that are immediately distributable as money that would be eligible to be rolled over to an individual retirement account, the participant may elect to convert those assets to after-tax Roth 401(k) contributions through the Roth 401(k) In-Plan Conversion feature. A participant’s age and date of the first Plan Roth contribution will determine which contributions are eligible to satisfy these requirements.

The Plan includes a retirement savings contribution (RSC) for employees hired, rehired or transferred from certain positions on or after January 1, 2011 who are not eligible for the Pfizer Consolidated Pension Plan. On May 8, 2012, the Company announced to employees that as of January 1, 2018, the Company will transition its U.S. and Puerto Rico employees from its defined benefit plans to an enhanced defined contribution savings plan. The RSC provides an additional annual employer-provided contribution based on age and years of service and a participant is 100% vested after 3 years of credited service. In February 2014, the Company funded the RSC for Plan year 2013 in the amount of approximately $18.9 million, $3 million of which was funded by the usage of forfeited amounts. In February and April 2015, the Company funded the RSC for Plan year 2014 in the amounts of approximately $30.3 million and $2.1 million, respectively, $4 million of which was funded by the usage of forfeited amounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's matching contributions, RSC, and Plan earnings/(losses). Certain investment options are subject to investment manager fees that may be deducted from the participant’s account. Allocations are based on participant earnings/(losses) or account balances, as defined in the Plan.

Vesting

Participants are immediately 100% vested in their contributions and all Company matching contributions with the exception of the RSC. For the RSC, participants are 100% vested after 3 years of credited service.

Forfeited Amounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. At December 31, 2014 and 2013, the forfeited amounts available to reduce future Company contributions totaled approximately $4.4 million and $4.6 million, respectively.

Rollovers into the Plan

Participants may elect to rollover one or more account balances from Pfizer sponsored or other qualified plans into the Plan.

Investment Options

Nonparticipant-Directed Funds –

Pfizer Stock Match Fund	–
This fund invests Company matching contributions in the common stock of Pfizer Inc.

All participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day to day.

Pfizer Frozen Stock Fund	–
This fund invests in the common stock of Pfizer Inc.

All participants can diversify 100% of their investments in the Pfizer Frozen Stock Fund into any of the other available investment funds at any time.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day to day.

Pfizer Preferred Stock Fund	–

This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan before the merger of that plan into the Plan on January 1, 2008. Dividends paid to a participant’s Pfizer Preferred Stock Fund account are substituted for an allocation of Pfizer Inc. common stock.

Participant-Directed Funds – Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Contributions made by participants may subsequently be invested into a self-directed brokerage account. Any contributions for which the participant does not provide investment direction are invested in the participant’s QDIA fund based on the participant’s year of birth.

The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

Generally, all U.S.-based employees of the Company are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by a unit not designated for participation in the Plan, or (iii) are otherwise eligible for another Company-sponsored savings plan.

Newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate. Contributions are invested in the Plan’s QDIA fund based on the participant’s year of birth.

On November 30, 2011, the Plan Sponsor completed an acquisition of Excaliard Pharmaceuticals, Inc. The Plan Sponsor froze active participation in the Excaliard Pharmaceuticals, Inc. 401(k) Plan, effective February 29, 2012, and the legacy Excaliard employees became eligible to participate in the Plan, effective March 1, 2012. Participant balances in the Excaliard Pharmaceuticals, Inc. 401(k) Plan were transferred into the Plan in January 2013. See Note 3, Transfers Into and Out of the Plan, for additional information.

On February 26, 2012, the Plan Sponsor completed an acquisition of Alacer Corp. Legacy Alacer employees became eligible to participate in the Plan, effective January 1, 2013. Prior to that date, Alacer employees participated in the Alacer Corporation 401(k) Plan. Participant balances in Alacer Corporation 401(k) Plan were transferred into the Plan in January 2013. See Note 3, Transfers Into and Out of the Plan, for additional information.

On February 28, 2011, the Plan Sponsor completed an acquisition of King Pharmaceuticals. On December 31, 2013, the King Pharmaceuticals, Inc. 401(k) Retirement Plan (King Plan) was merged into the Plan. Legacy King employees became eligible to participate in the Plan, effective January 1, 2014. Prior to that date, King employees participated in the King Plan. Participant balances in the King Plan were transferred into the Plan on December 31, 2013. See Note 3, Transfers Into and Out of the Plan, for additional information.

In July 2013, the Plan balances of Zoetis colleagues were transferred out of the Plan and into the Zoetis Savings Plan at which time the Zoetis colleagues ceased to be participants in the Plan. See Note 3, Transfers Into and Out of the Plan, for additional information.

Notes Receivable from Participants

Participants may borrow from their account balances with the interest rate set at 1% above the prime rate, as defined in the Plan. The minimum loan is $1,000 and the maximum loan is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance, or (ii) $50,000, reduced by the current outstanding loan balance. Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. The repayment period for primary residence loans converted into the Plan from the Pharmacia Savings Plan is 6 to 10 years. Interest rates on outstanding loans ranged from 4.25% to 10.50% and 3.25% to 10.50% at December 31, 2014 and 2013, respectively.

Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the outstanding loan balance before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Upon separation from service, retirement, or disability, a participant whose account balance is greater than $1,000 is entitled to receive the full value of their account balance or defer payment to a later date, subject to receiving minimum required distributions starting at age 70½. A participant whose account balance is $1,000 or less will receive his or her account balance upon termination. In the event of a participant's death, a spouse beneficiary generally may elect a lump sum payment or defer payment until a later date, but not beyond the year in which the participant would have reached age 70½. A non-spouse beneficiary generally may defer payment until December 31st of the year following the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The T. Rowe Price Stable Value fund represents direct investments in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), Synthetic Investment Contracts (SICs), and Separate Account Contracts (SACs). The GICs, BICs, SICs, and SACs are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive. See Note 6, Investment Contracts, for additional information.

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder’s option into 2.57487 shares of Pfizer Inc. common stock. The preferred stock may also be redeemed by Pfizer Inc. at a per-share equivalent stated value of $40.30. Pfizer Inc. preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year (preferred stock share balances maintained by the Plan’s trustee and record keeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer Inc. preferred stock was valued at $80.21 per share and $78.87 per share at December 31, 2014 and 2013, respectively, based on the closing Pfizer Inc. common stock price of $31.15 per share and $30.63 per share on December 31, 2014 and 2013, respectively.

See Note 8, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation in Investments

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation in the value of its investments which consists of the realized and unrealized gains and losses on those investments and the change in contract value of the fund holding investments in GICs, BICs, SICs, and SACs. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.

3.	Transfers Into and Out of the Plan

Transfers into the Plan – 2013

In January 2013, the net assets of the Alacer Corp. 401(k) Plan, in the amount of $4.3 million, were transferred into the Plan.

In January 2013, the net assets of the Excaliard 401(k) Plan, in the amount of $120,000 were transferred into the Plan.

In December 2013, the net assets of the King Plan, in the amount of $135.7 million were transferred into the Plan.

Transfers out of the Plan – 2013

In 2013, the participant account balances of Zoetis employees, in the amount of $654.2 million, were transferred out of the Plan and into the Zoetis Savings Plan at which time the Zoetis employees ceased to be participants in the Plan.

4.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated October 22, 2013 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company’s counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2011.

5.	Investments

The fair value of individual investments that represented 5% or more of the Plan's net assets available for plan benefits were as follows:

	December 31,
(thousands of dollars)	2014	2013

Pfizer Inc. common stock*	$1,894,613	$1,939,071
NTGI – S&P 500 Index Fund	1,256,344	1,130,958
Fidelity Large Cap Growth Fund	991,872	892,534
Dodge & Cox International Fund	592,405	599,416

*
Includes 44,288,874 nonparticipant-directed shares and 16,533,374 participant-directed shares at December 31, 2014 and 38,091,320 nonparticipant-directed shares and 25,214,959 participant-directed shares at December 31, 2013.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
(thousands of dollars)	2014	2013

Net appreciation in investments:
Pfizer Inc. common stock	$31,486	$378,914
Pfizer Inc. preferred stock	858	12,660
Mutual funds	205,924	812,373
Common/collective trust funds	324,625	545,078
	$562,893	$1,749,025

6.	Investment Contracts

Participants in the Plan have a stable value investment option that invests in the T. Rowe Price Stable Value Fund composed primarily of fully benefit-responsive GICs, BICs, SICs, and SACs held directly. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

At December 31, 2014 and 2013, the Plan held GICs with a contract value of approximately $10.0 million and $75.8 million, respectively, SACs with a contract value of approximately $257.4 million and $323.1 million, respectively, and SICs with a contract value of approximately $1.2 billion and $1.1 billion, respectively. The average portfolio yields for the years ended December 31, 2014 and 2013 were 2.57% and 2.88% respectively. The crediting interest rates for the years ended December 31, 2014 and 2013 were 2.66% and 3.00%, respectively. At December 31, 2014 and 2013, the Plan did not hold any BICs.

Traditional investment contracts, such as GICs and BICs, provide for a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution. The issuer accepts a deposit from a benefit plan or collective trust fund and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the benefit plan or collective trust fund and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. "Permitted participant-initiated withdrawals" refers to withdrawals from the stable value fund which directly result from participant transactions allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by a benefit plan or collective trust fund. SICs consist of a portfolio of underlying assets (which may include units of fixed income commingled or common trust funds) owned by a benefit plan or collective trust fund and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan's or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy. The Plan Sponsor does not believe the occurrence of any such event is probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

7.	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments in the Pfizer Stock Match Fund, the Pfizer Frozen Stock Fund, and the Pfizer Preferred Stock Fund is as follows:

	As of December 31,
(thousands of dollars)	2014	2013

Net assets:
Investments, at fair value:
Pfizer Inc. common stock	$1,379,598	$1,166,737
Pfizer Inc. preferred stock	55,049	62,759
Common/collective trust funds	6,827	6,992
Total investments	1,441,474	1,236,488
Receivables:
Company contributions	25,028	3,225
Securities sold	3,321	2,675
Total receivables	28,349	5,900
Total assets	1,469,823	1,242,388

Net assets available for plan benefits	$1,469,823	$1,242,388

	Year Ended December 31,
(thousands of dollars)	2014	2013

Changes in net assets:
Investment income:
Net appreciation in investments	$12,762	$231,935
Pfizer Inc. common stock dividends	39,332	38,685
Pfizer Inc. preferred stock dividends	1,894	2,210
Interest and dividend income from other investments	8	14
Total investment income	53,996	272,844
Less: Investment management, redemption and loan fees	(63)	(36)
Net investment and interest income	53,933	272,808
Contributions, benefits paid and transfers:
Company contributions	131,934	136,875
Benefits paid to participants	(100,313)	(111,339)
Transfers from/(to) participant-directed investments	141,881	(191,714)
Total contributions, benefits paid and transfers	173,502	(166,178)
Net increase	227,435	106,630

Net assets available for plan benefits:
Beginning of year	1,242,388	1,135,758
End of year	$1,469,823	$1,242,388

8.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013:

(thousands of dollars)	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Common/Collective Trusts:
US Large Cap Equity	$-	$1,653,866	$-	$1,653,866
US Small/Mid Cap Equity	-	164,558	-	164,558
Fixed Income	-	656,420	-	656,420
Non-US Equity	-	156,743	-	156,743
Retirement Target Date	-	1,948,382	-	1,948,382
	-	4,579,969	-	4,579,969
Mutual Funds:
US Large Cap Equity	991,872	-	-	991,872
US Small/Mid Cap Equity	1,251,610	-	-	1,251,610
Non-US Equity	592,405	-	-	592,405
Self-Directed Brokerage Account	153,879	-	-	153,879
	2,989,766	-	-	2,989,766
Synthetic Investment Contracts:
Investment Contracts	-	1,160,755	-	1,160,755
Wrap Contracts	-	26,938	-	26,938
Guaranteed Investment Contracts	-	10,195	-	10,195
Separate Account Contracts	-	265,335	-	265,335
	-	1,463,223	-	1,463,223

Pfizer Inc. Common Stock	1,894,613	-	-	1,894,613
Pfizer Inc. Preferred Stock	-	55,049	-	55,049

Total Investments at Fair Value	$4,884,379	$6,098,241	$-	$10,982,620

(thousands of dollars)	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Common/Collective Trusts:
US Large Cap Equity	$-	$1,509,703	$-	$1,509,703
US Small/Mid Cap Equity	-	162,514	-	162,514
Fixed Income	-	642,901	-	642,901
Retirement Target Date	-	1,662,541	-	1,662,541
	-	3,977,659	-	3,977,659
Mutual Funds:
US Large Cap Equity	892,534	-	-	892,534
US Small/Mid Cap Equity	1,241,503	-	-	1,241,503
Non-US Equity	776,445	-	-	776,445
Self-Directed Brokerage Account	135,598	-	-	135,598
	3,046,080	-	-	3,046,080
Synthetic Investment Contracts:
Investment Contracts	-	1,116,121	-	1,116,121
Wrap Contracts	-	25,965	-	25,965
Guaranteed Investment Contracts	-	77,005	-	77,005
Separate Account Contracts	-	331,851	-	331,851
	-	1,550,942	-	1,550,942

Pfizer Inc. Common Stock	1,939,071	-	-	1,939,071
Zoetis Inc. Common Stock	8,780	-	-	8,780
Pfizer Inc. Preferred Stock	-	62,759	-	62,759

Total Investments at Fair Value	$4,993,931	$5,591,360	$-	$10,585,291

9.	Related-Party Transactions

Northern Trust manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.

10.	Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

11.	Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Fund representing GICs, SACs, and SICs are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2014	2013

Net assets available for plan benefits per the financial statements	$11,091,073	$10,658,638
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair
value	35,074	35,970
Amounts allocated to withdrawing participants	(2,489)	(1,140)
Deemed distributions	(1,812)	(1,972)
Net assets available for plan benefits per Form 5500	$11,121,846	$10,691,496

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2014	2013

Benefits paid to participants, including rollovers, per the financial
statements	$844,774	$890,559
Amounts allocated to withdrawing participants and deemed distributions at end of year	4,301	3,112
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(3,112)	(5,061)
Benefits paid to participants, including rollovers, per Form 5500	$845,963	$888,610

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2014	2013

Net appreciation in investments per the financial statements	$562,893	$1,749,025
Adjustment of T.Rowe Price Stable Value Fund from contract value to fair value at end of year	35,074	35,970
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at beginning of year	(35,970)	(94,630)
Net appreciation in investments per Form 5500	$561,997	$1,690,635

12.	Subsequent Events

Effective January 1, 2015, Company matching contributions are invested according to each participant’s investment election for his or her contributions. This change did not affect any existing holdings in the Pfizer Stock Match Fund, only future investment direction. Pfizer stock will continue to be offered as an investment option but the Company will no longer be directing its matching contributions to this investment.

Effective January 1, 2015, State Street Global Advisors was hired as both the 3(21) independent fiduciary and 3(38) investment manager, as defined by ERISA, to oversee the common and preferred company stock funds.

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 17, 2015, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

13.	Delinquent Participant Contributions and Loan Repayments

During 2014, loan repayments for two participants in the amount of $670 and a late contribution for one participant in the amount of $626 were withheld from the participants’ paychecks, but not remitted to the Plan within the period prescribed by ERISA. Subsequently, the Company took corrective steps to transmit the funds to the participant’s account with adjustment for lost earnings and interest calculated in accordance with DOL correction procedures.

During 2013, loan repayments for one participant in the amount of $100 were withheld from the participant’s paycheck, but not remitted to the Plan within the period prescribed by ERISA. Subsequently, the Company took corrective steps to transmit the funds to the participant’s account with adjustment for lost earnings and interest calculated in accordance with DOL correction procedures.

The Company has taken all necessary steps to bring the Plan into compliance with ERISA. The required Form 5330 and payment of related excise taxes have been completed for the late loan repayments for 2013 and 2014. The filing of Form 5330 and payment of related excise taxes for the 2014 late contribution will be completed by July 31, 2015.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4a-SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2014

Participant Contributions Transferred Late to Plan	Total that Constitute Non-exempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Check here if Late Participant Loan Repayments are included: X	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$100	—	$100*	—	—
670	—	670*	—	—
626	—	626*	—	—

*As noted in the Notes to the Financial Statements, the required Form 5330s have been or will be submitted with the payment of excise taxes for full compliance under ERISA.

See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2014
(thousands of dollars)

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

*	Pfizer Inc. Common Stock	Common stock	60,822,248	$1,252,654	$1,894,613

*	Pfizer Inc. Preferred Stock	Preferred stock	686,338	27,673	55,049

*	NTGI – S&P 500 Index Fund	Collective trust fund	190,079	682,299	1,256,344
*	NTGI – Russell 2000 Small Cap Index Fund	Collective trust fund	102,258	107,936	164,558
*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund	108,580,523	108,579	108,579
	BlackRock US Debt Index Fund	Collective trust fund	13,360,086	353,132	427,947
	BlackRock TIPS Index Fund	Collective trust fund	9,125,997	110,934	119,894
	Oppenheimer Emerging Markets Equity Fund	Collective trust fund	3,547,033	175,554	156,743
	Robeco Large Cap Value Fund	Collective trust fund	23,397,271	349,608	397,522
	Vanguard Target Retirement Income Trust Plus	Collective trust fund	7,835,186	242,922	289,745
	Vanguard Target Retirement 2015 Trust Plus	Collective trust fund	1,790,436	64,354	73,283
	Vanguard Target Retirement 2020 Trust Plus	Collective trust fund	11,070,604	353,279	470,611
	Vanguard Target Retirement 2025 Trust Plus	Collective trust fund	3,285,818	124,946	143,426
	Vanguard Target Retirement 2030 Trust Plus	Collective trust fund	10,823,043	348,655	485,413
	Vanguard Target Retirement 2035 Trust Plus	Collective trust fund	2,501,812	99,880	115,133
	Vanguard Target Retirement 2040 Trust Plus	Collective trust fund	6,187,501	205,424	289,080
	Vanguard Target Retirement 2045 Trust Plus	Collective trust fund	1,041,469	42,739	48,668
	Vanguard Target Retirement 2050 Trust Plus	Collective trust fund	420,995	17,141	19,694
	Vanguard Target Retirement 2055 Trust Plus	Collective trust fund	285,110	11,970	13,329
	Total common/collective trust funds			3,399,352	4,579,969

*	Fidelity Large Cap Growth Fund	Mutual fund	7,530,153	752,331	991,872
*	Fidelity Mid Cap Stock Fund	Mutual fund	12,871,655	402,548	494,143
*	Fidelity Low Price Stock Fund	Mutual fund	8,418,652	343,741	422,616
	T. Rowe Price Small Cap Stock Fund	Mutual fund	16,350,165	334,482	334,851
	Dodge & Cox International Fund	Mutual fund	14,068,024	466,098	592,405
				2,299,200	2,835,887

*	Self-Directed Brokerage Account	Mutual fund			153,879
	Total mutual funds				2,989,766

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2014
(thousands of dollars)

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

	T. Rowe Price Stable Value Fund –
	American General Life Insurance Company Contract #GA-IM-266-1658155	Synthetic investment contract	2.74%	**	197,020,719	197,021	202,012
	Royal Bank of Canada Contract #TRPPFIZER01	Synthetic investment contract	2.77%	**	151,407,306	151,407	154,696
	State Street Bank and Trust Company Contract #96028	Synthetic investment contract	2.78%	**	320,566,998	320,567	327,861
	The Bank of Tokyo-Mitsubishi UFJ, LTD Contract #TRO-Pfizer14-1	Synthetic investment contract	2.79%	**	245,875,575	245,876	251,561
	The Prudential Insurance Company of America Contract #GA-63191	Synthetic investment contract	2.80%	**	245,883,794	245,884	251,563
	New York Life Insurance Company Contract #GA-34202002	Guaranteed investment contract	2.60%	12/15/2015	10,000,000	10,011	10,195
	Metropolitan Life Insurance Company Contract #32392	Separate account contract	3.09%	**	257,382,683	257,383	265,335
	Total T. Rowe Price Stable Value Fund					1,428,149	1,463,223

	Total investments						10,982,620

*	Notes receivable from participants	Interest Rates: 4.25% - 10.50%					79,039
		Maturity Dates: 2015 - 2030

	Total						$11,061,659

	* Party-in-interest as defined by ERISA
	** Open-ended maturity

	See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2014
(thousands of dollars)

(h)
Current
value of
(a)	(b)	(c)	(d)	(g)	asset on	(i)
Identity of	Description	Purchase	Selling	Cost	transaction	Net gain/
party involved	of asset	price	price	of asset	date	(loss)

NTGI Collective Government Short-Term Investment Fund*	Common / Collective Trust (CCT) shares – 193 purchases	$219,007	$-	$219,007	$219,007	$-

NTGI Collective Government Short-Term Investment Fund*	CCT shares – 489 sales	-	219,234	219,234	219,234	-

Pfizer Inc.*	Common stock – 23 purchases	132,298	-	132,298	132,298	-

Pfizer Inc.*	Common stock – 257 sales	-	162,846	103,613	162,846	59,233

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By:	/s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee

Date: June 17, 2015